                       IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF DELAWARE

------------------------------------------
MOORE CORPORATION LIMITED and FRDK,       |
INC.,                                     |
                                          |
                          Plaintiffs,     |  C.A. No. 95-472 (MMS)
                                          |
                -against-                 |  AMENDED AND
                                          |  SUPPLEMENTAL
WALLACE COMPUTER SERVICES, INC., ROBERT   |  COMPLAINT
J. CRONIN, THEODORE DIMITRIOU, FRED F.    |
CANNING, WILLIAM N. LANE, III, NEELE E.   |  October 17, 1995
STEARNS, JR., R. DARRELL EWERS, RICHARD   |
F. DOYLE and WILLIAM E. OLSEN,            |
                                          |
                          Defendants.     |
------------------------------------------


          Plaintiffs, Moore Corporation Limited ("Moore") and FRDK, Inc. ("FRDK"), by their attorneys, as and for their amended and supplemental complaint herein, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

          1. Plaintiffs bring this action for injunctive and/or declaratory relief:

          (a) to prevent the application of defendant Wallace Computer Services, Inc.'s ("Wallace") anti-takeover devices and other defensive measures to FRDK's tender offer, proposed merger and proxy solicitation, in violation of fiduciary duties owed to Wallace's stockholders; and

          (b) to prevent Wallace from otherwise impeding FRDK's tender offer, proposed merger and proxy solicitation, which comply with all applicable laws and other obligations.

          2. On July 30, 1995, FRDK announced its intention to commence an all-cash tender offer for all outstanding shares of common stock of Wallace,


                                        2

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at a price of $56 per share, as to which a Tender Offer Statement on Form 14D-1 was filed with the United States Securities and Exchange Commission on or about August 2, 1995 ("FRDK's Form 14D-1"), which statement has been amended and supplemented since that time, including on October 12, 1995 when the offering price for the tender offer was changed to $60 (collectively, the "Offer"). The Offer is conditioned on a number of matters, the most important of which being the removal or inapplicability of certain of Wallace's anti-takeover devices. Moore intends, as soon as practicable following consummation of the Offer, to have Wallace merge with FRDK, or another Moore subsidiary (the "Proposed Merger"). At the same time as it announced the Offer, FRDK announced its intention to commence a proxy solicitation to nominate three individuals to serve as directors of Wallace and to take certain other actions to facilitate consummation of the Offer and Proposed Merger (the "Proxy Solicitation").

          3. The Offer is non-coercive and fair to Wallace's stockholders. The Offer represents a substantial premium over the market price for Wallace shares prior to announcement of the Offer. The Offer, Proposed Merger and Proxy Solicitation do not pose any threat to the interests of Wallace's stockholders or to Wallace's corporate policy and effectiveness and should be approved.

          4. Wallace has available to it a variety of defensive measures, including a so-called "Poison Pill" (as referred to in paragraphs 28-30 below), the Delaware Business Combination Statute, 8 Del. C. Sec. 203 ("Section 203"), and prohibitions against certain business combinations set forth in Article Ninth of Wallace's Restated Certificate of Incorporation ("Article Ninth"), which are designed to limit the ability of Wallace's stockholders' to consider, accept or approve any tender offer unless Wallace's Board of Directors agrees.

          5. Wallace's Board of Directors has expressed its opposition to being acquired by Moore and has demonstrated an intent to use defensive measures to block the Offer and Proposed Merger. Since Moore initially approached Wallace concerning a potential business combination, Wallace's Board of Directors has taken specific steps to create additional obstacles to any merger, and has taken steps to block the Proxy Solicitation.

          6. Given the nature of the Offer and its substantial value to Wallace's stockholders, the Wallace Board of Directors should not be allowed to deprive the stockholders of the opportunity to decide upon the merits of the Offer for themselves. Use of anti-takeover devices or other defensive measures by Wallace's Board of Directors to obstruct the Offer, Proposed Merger or Proxy Solicitation represents an unreasonable response, in violation of the Board of Directors' fiduciary duties owed to Wallace's stockholders, and will cause plaintiffs and Wallace's stockholders irreparable injury.

                                   THE PARTIES

          7. Plaintiff Moore is an Ontario corporation with its principal place of business in Toronto, Ontario. Moore is in the business of delivering information handling products and services that are both paper-based and electronic-based in order to create efficiency and competitiveness for its customers. Its revenues from consolidated operations in 1994 exceeded $2.4 billion. Moore owns common stock of Wallace.

          8. Plaintiff FRDK is a New York corporation with its principal place of business in Toronto, Ontario. It is a wholly-owned subsidiary of Moore and was incorporated for the purpose of making the Offer and Proxy


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Solicitation and acquiring all the stock of Wallace. FRDK owns common stock of
Wallace.

          9. Defendant Wallace is a Delaware corporation with its principal place of business in Illinois. According to its July 18, 1995 Form 8-K, Wallace is engaged predominantly in the computer services and supply industry. Wallace provides its customers with a full line of products and services including business forms, commercial and promotional graphics printing, computer labels, machine ribbons, computer hardware and software, computer accessories, office products and electronic forms.

          10. Defendant Robert J. Cronin ("Cronin") is a citizen of Illinois. Since 1992, he has been President and Chief Executive Officer of Wallace. Since November 1992, Cronin has been a member of the Board of Directors of Wallace.

          11. Defendant Theodore Dimitriou is a citizen of Illinois. Since November 1972, he has been a member of the Board of Directors of Wallace.

          12. Defendant Fred F. Canning is a citizen of Illinois. Since January 1984, he has been a member of the Board of Directors of Wallace.

          13. Defendant William N. Lane, III is a citizen of Illinois. Since January 1990, he has been a member of the Board of Directors of Wallace.

          14. Defendant Neele E. Stearns, Jr. is a citizen of Illinois. Since January 1990, he has been a member of the Board of Directors of Wallace.

          15. Defendant R. Darrell Ewers is a citizen of Illinois. Since January 1993, he has been a member of the Board of Directors of Wallace.

          16. Defendant Richard F. Doyle is a citizen of Illinois. Since October 1971, he has been a member of the Board of Directors of Wallace.

          17. Defendant William E. Olsen is a citizen of Illinois. Since June 1979, he has been a member of the Board of Directors of Wallace.


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                             JURISDICTION AND VENUE

          18. This Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss. 1332 in that it is a dispute among citizens of different states and a foreign state and the matter in controversy exceeds the sum of $50,000, exclusive of interest and costs.

          19. Venue is proper in this district pursuant to 28 U.S.C. ss. 1391(a) and (c).

                THE OFFER, PROPOSED MERGER AND PROXY SOLICITATION

          20. On July 30, 1995, FRDK announced its intention to commence a tender offer for all outstanding shares of Wallace common stock (together with the associated preferred stock purchase rights that were issued in connection with Wallace's Poison Pill), then at the price of $56 per share (and associated right) net to the seller in cash, making the value of the proposed transaction approximately $1.3 billion. The terms of the Offer are more particularly set forth in FRDK's Form 14D-1 (which was filed on or about August 2, 1995, and as amended and Supplemented thereafter). The Offer is conditioned upon, among other things, (a) the valid tender of a majority of all outstanding shares of Wallace's common stock on a fully-diluted basis on the date of purchase; (b) the redemption, invalidation or inapplicability of the preferred stock purchase rights under Wallace's Poison Pill; (c) the approval of the acquisition of shares pursuant to the Offer and the Proposed Merger under Section 203 or the inapplicability of such Section to the Offer and Proposed Merger; (d) the Proposed Merger having been approved pursuant to Article Ninth of Wallace's Restated Certificate of Incorporation or the inapplicability of such Article to the Offer and Proposed Merger. On October 12, 1995, the Offer price was raised to $60 per share.

          21. Moore intends, as soon as practicable following consummation of the Offer, to propose and seek to have Wallace consummate a merger or similar business combination with FRDK or another direct or indirect wholly-owned subsidiary of Moore. The purpose of the Proposed Merger is to acquire all shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Merger, each such share (other than those held by stockholders who perfect appraisal rights relative to same) would be converted into the right to receive an amount in cash equal to the price per share paid pursuant to the Offer.

          22. On August 28, 1995 and October 5, 1995, FRDK delivered written notices to Wallace (the "Notice") of its intention to nominate at Wallace's 1995 Annual Meeting of Stockholders, which Wallace now has scheduled for December 8, 1995 ("1995 Annual Meeting"), three individuals to serve as directors of Wallace (the "Nominees"). In the Notice, FRDK further indicated its current intent to introduce business at the 1995 Annual Meeting for the purpose of, among other things, (i) removing all of the other present members of Wallace's Board of Directors, (ii) amending Wallace's Amended and Restated Bylaws (the "Bylaws") to fix the number of directors of Wallace at five, and (iii) repealing each provision of the Bylaws that was adopted without stockholder approval subsequent to February 15, 1995 and prior to Wallace's 1995 annual meeting. The Nominees intend to (a) redeem the preferred stock purchase rights under Wallace's Poison Pill or make it inapplicable to the Offer and Proposed Merger, approve the Offer and Proposed Merger under Section 203, take any action that is desirable or necessary for the satisfaction of any requirements of the Article Ninth provision and take such other actions and seek or grant such other consents or approvals as may be desirable or necessary to expedite prompt consummation of the Offer and Proposed Merger, or (b) if any other transaction offering more value to Wallace's stockholders is

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proposed, take actions to facilitate such a transaction, in each case subject to fulfillment of the fiduciary duties they would have as directors of Wallace.

          23. Pursuant to its intentions announced in the Notice, FRDK has caused to be delivered to all Wallace stockholders Proxy Solicitation materials relative to the nominations and business to be presented at the 1995 Annual Meeting.

          24. FRDK's Offer is clearly in the best interests of Wallace's stockholders. It is an all-cash offer, available to all Wallace stockholders, for all outstanding shares. It is not "front-end loaded" or otherwise coercive in nature. Moreover, it provides Wallace's stockholders with the opportunity to realize a substantial premium over the market price of their shares prior to announcement of the Offer. On the last New York Stock Exchange trading day (July 28, 1995) before announcement of FRDK's intention to commence the Offer, the closing price of Wallace shares was $44 per share. The initial Offer price ($56 per share) represented a premium of $12 per share (or 27%) over the market price of the shares immediately prior to announcement of FRDK's intention to commence the Offer, or $16.50 per share (or 42%) over the average of the market price of the shares ($39.50 per share) for the thirty days immediately prior to such announcement. The current Offer price ($60 per share) represents an additional $4 per share to Wallace's stockholders.

          25. The Offer, Proposed Merger and Proxy Solicitation do not pose any threat to the interests of Wallace's stockholders or to Wallace's corporate policy and effectiveness.

          26. The Offer, Proposed Merger and Proxy Solicitation comply or will comply with all applicable laws and other obligations, including, without limitation, the securities laws, the antitrust laws, and all other legal obligations to which plaintiffs are subject. The offering documents fairly disclosed all information material to the decision of Wallace's stockholders whether to accept or reject the Offer, in compliance with plaintiffs' obligations under the securities laws. Plaintiffs have made the filings required by the Hart-Scott-Rodino Act, and on August 17, 1995, the Merger Task Force of the United States Department of Justice, after an investigation of the proposed transaction (which included input from Moore and Wallace as well as certain of their competitors and customers), allowed the investigation period pursuant to the Hart-Scott-Rodino Act to expire without a request for additional information from the parties, thus ending the Department's investigation of Moore's and FRDK's proposed acquisition of Wallace. The Offer, Proposed Merger and Proxy Solicitation are lawful under the antitrust laws.

          27. The Offer and Proposed Merger cannot be completed successfully unless the Wallace Board of Directors agrees to remove or make inapplicable Wallace's anti-takeover devices or allows the Proxy Solicitation to proceed unhindered. The application of such anti-takeover devices to the Offer and Proposed Merger or the attempt to interfere with such Proxy Solicitation by Wallace's Board of Directors in the circumstances of the instant case would be an unreasonable, disproportionate and draconian response, in breach of the Wallace Board of Directors' fiduciary duties.

                          WALLACE'S DEFENSIVE MEASURES

     A.  The Poison Pill

          28. On March 14, 1990, Wallace's Board of Directors adopted a Preferred Stockholder Rights Plan (the "Poison Pill"), which effectively allows the Board of Directors to block unilaterally any acquisition offers, even those providing substantial benefit to Wallace's stockholders.


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

          29. By virtue of the Poison Pill, Wallace's Board of Directors declared a dividend of one preferred stock purchase right per share of common stock (a "Right"), payable to each of Wallace's stockholders of record as of March 28, 1990. Each Right entitles the registered holder thereof to purchase from Wallace, following the Distribution Date (as defined in the Poison Pill), one two-hundredth of a share of Wallace's Series A Preferred Stock at an exercise price of $115. Furthermore, following the occurrence of certain other events, including the acquisition of 20% or more of Wallace's common stock, each holder of a Right will be able to exercise that Right and purchase common stock of Wallace (or the surviving company in the event of merger) at half-price. Because any current acquiror of 20% or more of Wallace's common stock would not be entitled to exercise Rights in its possession, the dilutive effect of the Poison Pill, if implemented, on the value of such acquiror's common stock is overwhelming. Because of this prohibitive economic consequence, the Poison Pill effectively precludes the Proposed Merger.

          30. Wallace's Board of Directors can redeem the Rights at a redemption price of $.01 per Right, or alternatively, can amend the Poison Pill to make the Rights inapplicable to the Offer and the Proposed Merger. Given the nature and value of the Offer, a proper exercise of the Wallace Board of Directors' fiduciary duties would require it to redeem the Rights, or amend the Poison Pill to make the Rights inapplicable to the Offer and Proposed Merger, to enable stockholders to decide upon the merits of the Offer for themselves.

     B.  Delaware Business Combination Statute, Section 203

          31. Section 203, entitled "Business Combinations With Interested Stockholders," applies to any Delaware corporation that has not opted out of the statute's coverage. Wallace has not opted out of the statute's coverage.


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          32.  Section 203 was designed to impede coercive and inadequate tender offers. Section 203 provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after the interested stockholder becomes such, unless: (i) prior to the 15% acquisition, the corporation's board of directors has approved either the acquisition or the business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold, or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of the corporation's stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          33. Because a proper exercise of the Wallace Board of Directors' fiduciary duties would require it to approve the Offer, Section 203 should not be applicable. Wallace's Board of Directors should not use Section 203 to obstruct the Offer, which is non-coercive, offers Wallace's stockholders a substantial premium for their shares, and poses no threat to the interests of Wallace's stockholders or to Wallace's corporate policy and effectiveness.

     C.  Article Ninth Of Wallace's
         Restated Certificate Of Incorporation

          34. Article Ninth of Wallace's Restated Certificate of Incorporation, entitled "Certain Business Combinations" is designed to impede coercive and inadequate tender offers.

          35. Article Ninth purports to prohibit certain business combinations (each, an "Article Ninth Transaction") between Wallace and any


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"Interested Shareholder" (defined generally as any person that directly or indirectly is (i) entitled to exercise or direct the exercise or is the owner of 20% or more of the outstanding voting power of Wallace, or (ii) is an affiliate of such person and at any time immediately prior to the date in question was entitled to exercise or direct the exercise of 20% or more of the outstanding voting power of Wallace, or (iii) an assignee of any Shares during the two year period immediately prior to the date in question beneficially owned by an Interested Shareholder) unless the affirmative vote of at least 80% of the combined voting power of the then outstanding shares of stock of Wallace entitled to vote generally in the election of directors is obtained.

          36. An Article Ninth Transaction may avoid the 80% stockholder approval requirement if either (a) the Article Ninth Transaction is approved by a majority of the Disinterested Directors (as defined in Wallace's Restated Certificate of Incorporation), or (b) certain "fair price" provisions are complied with. The Article Ninth restrictions do not apply to an Article Ninth Transaction if such transaction is approved by a resolution of the Board of Directors of Wallace adopted prior to the date on which the Interested Shareholder became an Interested Shareholder.

          37. Because a proper exercise of the Wallace Board of Directors' fiduciary duties would require it to approve FRDK's Offer, Article Ninth's prohibition on certain business combinations should not be applicable. Article Ninth should not be used by the Wallace Board of Directors to obstruct the Offer, which is non-coercive, offers Wallace's stockholders a substantial premium for their shares, and poses no threat to the interests of Wallace's stockholders or to Wallace's corporate policy and effectiveness.



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

                              WALLACE'S OPPOSITION

          38. Wallace's Board of Directors has expressed its opposition to an acquisition of Wallace by Moore. In February 1995, Moore attempted to initiate discussions with Wallace regarding a possible business combination between Moore and Wallace. In response, defendant Cronin, the President and CEO of Wallace, advised Mr. Reto Braun, Chairman of Moore, that Wallace's Board of Directors had considered Moore's proposal, was not interested in any such combination or in pursuing the matter further. All efforts by Moore to engage in further discussions with Wallace concerning a possible business combination with Moore since that time have been rebuffed by Wallace.

          39. In addition to its expressed opposition to a business combination with Moore, Wallace's Board of Directors has taken specific steps since Moore's initial approach in February 1995 to create additional obstacles to any merger. Under a Bylaw provision purportedly adopted in June 1995, in probable response to Moore's previous approaches, any business to be raised by a stockholder at the annual meeting must now be presented sixty (60) to ninety (90) days before the meeting. Also in probable response to Moore's previous approaches, the Board of Directors approved a "golden parachute" employment contract with defendant Cronin, which among other things, provides that defendant Cronin will receive millions of dollars from Wallace, including reimbursement of tax penalties, in the event of a takeover and a change in his job duties. Such contract is purportedly retroactive to January 1995.

          40. On August 15, 1995, Wallace issued a press release, filed a complaint against Moore and FRDK in the United States District Court for the Southern District of New York (the "SDNY Action"), and filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the Securities and Exchange Commission, which stated the recommendation of the Wallace Board of Directors that the Wallace stockholders should reject the Offer.

          41. Wallace's complaint in the SDNY Action marked the initiation by the defendants of a campaign of meritless litigation designed to create further obstacles to the Offer, and which has wasted the money of the Wallace stockholders rather than protected their interests. The complaint in the SDNY Action asserted without any basis that (i) the transactions contemplated by the Offer may substantially lessen competition in a relevant market and therefore
violate Section 7 of the Clayton Act, 15 U.S.C.   18; and (ii) Moore and FRDK
have made false and misleading statements of fact in connection with the Offer. The complaint in the SDNY Action sought declaratory relief and injunctive relief preliminarily and permanently enjoining Moore and FRDK (i) from acquiring any voting securities of Wallace, and (ii) from soliciting, acquiring, or attempting to acquire in any manner, any Wallace shares until 60 days after they have fully complied with the Securities Exchange Act of 1934, as amended.

          42. On August 21, 1995, a representative from Lazard Freres, on behalf of Moore and FRDK, contacted a representative from Goldman Sachs, the Company's financial advisor in connection with the Offer, to suggest that Lazard Freres and Goldman Sachs, the Company, Moore and FRDK or any combination thereof schedule a meeting to discuss the Offer. On August 26, 1995, the Goldman Sachs representative advised the Lazard Freres representative that the Board of Directors of the Company had rejected Moore and Purchaser's suggestion to meet in order to discuss the Offer.

          43. In a further attempt to frustrate a business combination between Moore and Wallace, the Wallace Board of Directors on September 6, 1995 approved and adopted amendments to certain of its employee benefit plans, including its employee profit sharing plan and its long-term performance plan.

The Wallace Board of Directors also approved and adopted an amendment to its employee severance pay plan to provide that the amount of severance payable to certain participants shall not be less than one year's compensation upon the occurrence of certain events following a change in control of Wallace, irrespective of their seniority with Wallace. The Compensation Committee of the Wallace Board of Directors designated 37 participants for this purpose.

          44. On September 25, 1995, Wallace filed a First Amended Complaint in the SDNY Action. Among other things, the First Amended Complaint in the SDNY Action added Mr. Braun as a defendant and introduced an additional meritless claim, namely that Moore, FRDK and Mr. Braun allegedly made false and misleading statements of fact in connection with their preliminary proxy statement. (On September 27, 1995, however, the motion of Moore and FRDK to dismiss the SDNY Action was granted.)

          45. Also on September 25, 1995, the defendants filed an Answer and Counterclaim in this action and added Mr. Braun as an additional counter-defendant. The Counterclaim brought against Moore, FRDK and Mr. Braun contains similar allegations and requests for relief to that contained in the First Amended Complaint in the SDNY Action, and it too was brought in furtherance of defendants' ongoing campaign of using meritless and money-wasting litigation to obstruct the Offer.

          46. In light of Wallace's expressed opposition to any proposed business combination with Moore, and its actions since Moore's initial approach in February 1995 to create additional obstacles to any such merger, unless enjoined by this Court, Wallace's directors will continue to use Wallace's numerous defensive measures to block the Offer and Proposed Merger and may take steps to block the Proxy Solicitation, all in violation of their fiduciary duties to Wallace's stockholders.



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

                               IRREPARABLE INJURY

          47. Plaintiffs do not have an adequate remedy at law. Only through the exercise of the Court's equitable powers will plaintiffs and Wallace's other stockholders be protected from immediate and irreparable injury. Unless the Court enjoins the application of Wallace's anti-takeover devices to FRDK's Offer and enjoins Wallace from impeding the Offer, Proposed Merger and Proxy Solicitation by any other measures, Wallace's stockholders will be deprived of the opportunity to decide for themselves whether or not to accept the Offer. Moreover, FRDK will be precluded from consummating the Offer, which is conditioned on the removal or inapplicability of Wallace's anti-takeover devices, will be denied any meaningful access to or control over Wallace, and will be hindered in or prevented from exercising its fundamental stockholder rights under Delaware law. Should that occur, plaintiffs will have lost the unique opportunity to acquire Wallace, and Wallace's other stockholders will have lost the opportunity to sell their shares for a substantial premium.

                       AS AND FOR A FIRST CAUSE OF ACTION
                               (Injunctive Relief)



          48. Plaintiffs repeat and reallege each and every allegation contained in paragraphs 1 through 47 above, as if fully set forth herein.

          49. FRDK's Offer is non-coercive and non-discriminatory; it is fair to Wallace's stockholders; and it represents a substantial premium over the market price of Wallace shares prior to the announcement of FRDK's intention to commence the Offer. The Offer, Proposed Merger and Proxy Solicitation comply with all applicable laws and other obligations -- including, without limitation, the securities laws, the antitrust laws, and all other legal obligations to which plaintiffs are subject -- and pose no threat to the interests of Wallace's stockholders or to Wallace's corporate policy or effectiveness. Use of Wallace's anti-takeover devices or any other defensive measures to prevent Wallace's stockholders from deciding for themselves whether or not to accept the Offer or Proxy Solicitation is not proportionate, nor within the range of reasonable responses to the Offer, Proposed Merger or Proxy Solicitation, and is a breach of the Board of Directors' fiduciary duties to Wallace's stockholders.

          50.  Plaintiffs do not have an adequate remedy at law.

                       AS AND FOR A SECOND CAUSE OF ACTION
                             (Declaratory Judgment)

          51. Plaintiffs repeat and reallege each and every allegation contained in paragraphs 1 through 50 above, as if fully set forth herein.

          52. The Offer, Proposed Merger and Proxy Solicitation comply or will comply with all applicable laws and other obligations, including, without limitation, the securities laws, the antitrust laws, and all other legal obligations to which plaintiffs are subject. Given the nature of the Offer and its benefits, Wallace should assist plaintiffs in obtaining any necessary regulatory approvals. In any event, Wallace should not be permitted to attempt to delay consummation of the Offer, Proposed Merger or Proxy Solicitation. To prevent any unnecessary impediment to consummation of the Offer, Proposed Merger and Proxy Solicitation, plaintiffs seek a declaratory judgment that the Offer, Proposed Merger and Proxy Solicitation comply with all applicable laws and other obligations.

          53.  Plaintiffs do not have an adequate remedy at law.

          WHEREFORE, plaintiffs respectfully request that this Court enter an order:

          (a) preliminarily and permanently enjoining Wallace, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any steps to impede or frustrate the ability of Wallace's stockholders to consider and make their own determination as to whether to accept the terms of the Offer or give or withhold consent to the terms of the Proxy Solicitation, or taking any other action to thwart or interfere with the Offer, Proposed Merger or Proxy Solicitation;

          (b) compelling Wallace's Board of Directors to redeem the Rights associated with the Poison Pill or to amend the Poison Pill so as to make the Rights inapplicable to the Offer and the Proposed Merger, and preliminarily and permanently enjoining Wallace, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any action to implement, distribute or recognize any rights or powers with respect to said Rights (other than to redeem the Rights), and from taking any actions pursuant to the Poison Pill that would dilute or interfere with FRDK's voting rights or in any other way discriminate against FRDK in the exercise of its rights with respect to its Wallace stock;

          (c) compelling Wallace's Board of Directors to approve the Offer and the Proposed Merger for the purposes of Section 203, and preliminarily and permanently enjoining Wallace, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any actions to enforce or apply Section 203 that would interfere with the commencement, continuation or consummation of FRDK's Offer;

          (d) compelling Wallace's Board of Directors to approve the Proposed Merger for the purposes of Article Ninth, and preliminarily and permanently enjoining Wallace, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any actions to enforce or apply Article Ninth in any way that would interfere with the consummation of the Proposed Merger;

          (e) declaring and adjudging that the Offer and Proposed Merger comply with all applicable laws and other obligations, including, without limitation, the securities laws, the antitrust laws, and all other legal obligations to which plaintiffs are subject;

          (f) awarding plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and



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

          (g) granting such other and further relief as the Court deems just and proper.

October 17, 1995


                                   RICHARDS, LAYTON & FINGER



                                   By ______________________
                                        Jesse A. Finkelstein
                                           (I.D. No. 1090)
                                        Daniel A. Dreisbach
                                           (I.D. No. 2583)
                                        A Member of the Firm
                                   RICHARDS, LAYTON & FINGER
                                   One Rodney Square
                                   P.O. Box 551
                                   Wilmington, DE 19899
                                   (302) 658-6541
                                   Attorneys for Plaintiffs

Of Counsel

Donald I. Strauber
William S. D'Amico
Thomas J. McCormack
Robert A. Schwinger
CHADBOURNE & PARKE LLP
30 Rockefeller Plaza
New York, New York  10112
(212) 408-5100




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